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SECURITII 08026043

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quest Capital Strategies, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25231 Paseo De Alicia #110
(No. and Street)

Laguna Hills, (City) CA (State) 92653 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyne Tsai (949) 830-4885. Ext: 208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tarvaran, Askelson & Company
(Name – *if individual, state last, first, middle name*)

23974 Aliso Creek Road, Suite #395. Laguna Niguel, CA 92677
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/19

OATH OR AFFIRMATION

I, Carolyne Tsai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quest Capital Strategies, Inc, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyne Tsai Trust, Carolyne Tsai IRA, Carolyne Tsai custodian for children, Quest Capital Strategies Pension & Retirement

DOUGLAS ROGERS
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMMSSION # 1481154
MY COMM. EXPIRES APRIL 6, 2008

[Signature]
Signature

CFO
Title

[Signature], NOTARY PUBLIC
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quest Capital Strategies, Inc.

FINANCIAL STATEMENTS

For the year ended December 31, 2007

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Quest Capital Strategies, Inc.

We have audited the accompanying balance sheet of Quest Capital Strategies, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Quest Capital Strategies, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, CA
February 17, 2008

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Quest Capital Strategies, Inc.
Statement of Financial Condition
December 31, 2007

ASSETS

Current assets:		
Cash	$	351,151
Commissions receivable		175,078
Other receivable		9,681
Prepaid expenses		4,317
Securities owned (Note 4)		3,313
Total current assets		543,540
Property and equipment, net (Notes 2 and 3)		13,507
Deposits		107,713
Total assets	$	664,760

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	158,609
Commissions payable		106,062
License fees payable		73,252
Total current liabilities		337,923
Commitments		-
Common stock, no par value; 116.14 shares authorized; 100 shares issued and outstanding		10,000
Retained earnings		316,837
Total stockholders' equity		326,837
Total liabilities and stockholders' equity	$	664,760

See independent auditors' report and accompanying notes to financial statements

Quest Capital Strategies, Inc.
Income Statement
For the year ended December 31, 2007

Revenues:		
Commissions	$	4,715,574
Annual fees		655,368
Administrative services		238,043
Interest and dividends		24,395
Other income		93,290
Net unrealized losses on securities		(692)
Net realized losses on securities		(4,456)
Total revenues		5,721,522
Operating expenses:		
Commission expense		3,130,535
Employee compensation		1,117,445
Rent		110,649
Office expense		97,427
Other expenses		62,415
Trading overhead		46,025
Advertising and promotion		41,911
License and fees expense		40,232
Legal and professional		39,572
Depreciation		9,516
Total operating expenses		4,695,727
Income before provision for income taxes		1,025,795
Provision for income taxes (Note 2)		17,461
Net income	$	1,008,334

See independent auditors' report and accompanying notes to financial statements

Quest Capital Strategies, Inc.
Statement of Stockholders' Equity
For the year ended December 31, 2007

	Common stock			
	Shares outstanding	Amount	Accumulated deficit	Total
Balance, December 31, 2006	100	$ 10,000	$ 312,346	$ 322,346
Stockholders' distributions	-	-	(1,003,843)	(1,003,843)
Net Income	-	-	1,008,334	1,008,334
Balance, December 31, 2007	100	$ 10,000	$ 316,837	$ 326,837

See independent auditors' report and accompanying notes to financial statements

Quest Capital Strategies, Inc.
Statement of Cash Flows
For the year ended December 31, 2007

Cash flows from operating activities		
Net income	$	1,008,334
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		9,516
Realized losses on marketable securities, net		692
Unrealized losses on marketable securities, net		4,456
Decrease (increase) in assets		
Commissions receivable		20,713
Other receivable		735
Prepaid expenses		119
Deposits		(1,978)
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		(28,195)
Commissions payable		10,601
License fees payable		(26,635)
Net cash flows provided by operating activities		998,358
Cash flows from investing activities		
Proceeds from sale of marketable securities		5,569
Purchase of marketable securities		(6,446)
Purchase of property and equipment		(8,155)
Net cash flows used by investing activities		(9,032)
Cash flows from financing activities		
Stockholders' distributions		(1,003,843)
Net cash flows used by financing activities		(1,003,843)
Net increase (decrease) in cash		(14,517)
Cash at beginning of year		365,668
Cash at end of year	$	351,151
Supplemental disclosure of cah flow information:		
Cash paid for income taxes	$	19,423

See independent auditors' report and accompanying notes to financial statements

1. ORGANIZATION

Quest Capital Strategies, Inc. (the Firm), is primarily engaged in the business of securities brokerage.

The Firm operates under the provisions of paragraph (k)(2)(ii) of Rule l5c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Firm considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long-lived assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The Firm measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. The estimated fair values approximate their carrying values because of the short-term maturity of these instruments or the stated interest rates are indicative of market interest rates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes:

The Firm is an S Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. The Firm is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. California income tax of $17,461 was recorded for the year ended December 31, 2007. Deferred tax expense was immaterial for the year ended December 31, 2007.

The Firm has not yet adopted the provision of Financial Interpretation No. 48.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 consisted of the following:

Property and equipment	$	56,161
Less: accumulated depreciation		(42,654)
Property and equipment, net	$	13,507

4. SECURITIES OWNED

The Firm's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. Securities owned at December 31, 2007 consisted solely of marketable equity securities.

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities:		
Marketable equity securities	$ 1,265	$ (1,957)

	Gross Realized Gain	Gross Realized Loss
Trading securities:		
Marketable equity securities	$ 252	$ (4,708)

Realized gains and losses are determined on the basis of actual results on investments. During 2007, sales proceeds and gross realized loss on marketable securities were:

Sales proceeds from marketable securities	$ 5,569

5. NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2007, the firm had net capital of $266,728 that was $244,188 in excess of its required net capital of $22,540. The Firm's percentage of aggregate indebtedness to net capital at December 31, 2007 was 1.27 to 1.

6. COMMITMENTS

Operating Leases

On May 1, 2004, the Firm entered into a new operating lease which expires May 31, 2009. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. Future minimum payments by year due under the operating lease agreement are as follows:

For the year ended December 31, 2007	Amount
2008	$ 66,288
2009	38,668
2010	-
2011	-
After 2011	-
	$ 104,956

7. RISKS

As discussed in Note I, the Firm's customers' Securities transaction are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Firm and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificated directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Firm. The Firm seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Firm maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Firm has not experienced any losses in such accounts. The Firm believes it is not exposed to any significant credit risk on cash and cash equivalents.

8. RETIREMENT PLANS

Profit Sharing Plan

The Firm sponsors a defined contribution Plan. Contributions to the Plan paid and accrued were $26,621 for 2007.

Pension Plan

The following amounts relate to the Firm's defined benefit pension plan for the year ended December 31, 2007:

At December 31, 2007, the funded status of the plan was as follows:

Fair value of plan assets at end of year	$	178,351
Pension benefit obligation at year end		141,156
Excess of plan assts over benefit obligations	$	37,195
Accrued benefit cost	$	63,100
Discount rate on benefit obligation		6.0%
Rate of expected return on plan assets		0.0%
Rate of employee compensation increase		5.5%
Pension expense	$	-
Psrticipant contributions	$	-
Firm contributions	$	70,014
Benefits paid	$	-

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2007

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 326,837
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 11,217	
Other receivable	17,399	
Prepaid expenses	4,317	
Property and equipment, net	13,507	
Deposit	5,524	51,964
Tentative net capital		274,873
Haircuts		
Money market account	$ 4,832	
Marketable securities	3,313	
		8,145
Net capital		$ 266,728
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable		$ 158,610
Commissions payable		106,062
License fees payable		73,252
Total aggregate indebtedness		$ 337,924

Quest Capital Strategies, Inc.
Schedule I (Contined)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2007

Minimum net capital required	$	22,540
Excess net capital	$	244,188
Ratio of aggregate indebtness to net capital		1.27 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$	276,349
Audit adjustment to accrued expense		(9,621)
Net capital per above	$	266,728

Quest Capital Strategies, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2007

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Schedule III

Informstion Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2007

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation
For Customers' Regulated Commodities Futures and Options Accounts
as of December 31, 2007

Not Applicable

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Quest Capital Strategies, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Quest Capital Strategies, Inc. (the Firm) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Laguna Niguel, California
February 17, 2008

END